UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Information

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published an announcement (“Announcement”) regarding the following:

●	Appointment of Directors and changes to the committees of the Board of Directors (the “Board”). Effective March 25, 2026 (i) Mr. Zhao Aiyong (“Mr. Zhao”) has been appointed as an Executive Director of the Company; and (ii) Mr. Ren Chunyu (“Mr. Ren”) has been appointed as an Independent Non-Executive Director of the Company (the “INED”) and a member of each of the audit committee (the “Audit Committee”), the remuneration committee (the “Remuneration Committee”) and the nomination committee (the “Nomination Committee”) of the Board. Accordingly, as of such date: the Audit Committee comprises Mr. Liu Kwong Sang (as chairman) and Mr. Ren; the Nomination Committee comprises Mr. Liu Kwong Sang (as chairman) and Mr. Ren; and the Remuneration Committee comprises Mr. Liu Kwong Sang (as chairman) and Mr. Ren.

●	Non-Compliance with the Listing Rules. As provided in prior announcements, the Company did not comply with certain Listing Rules regarding the composition of the Board and its committees following the passing away of Ms. Tam Ip Fong Sin and resignation of Mr. Wang Yuncai as INED. Following the appointment of Mr. Ren as INED, the Company has fulfilled the following requirements of the Listing Rule: (i) The requirement under Rule 3.25 of the Listing Rules which stipulates the Remuneration Committee is chaired by an INED and comprising a majority of INEDs; and (ii) The requirement under Rule 3.27A of the Listing Rules which stipulates the Nomination Committee is chaired by an INED and comprising a majority of INED. The Company still does not meet (i) the minimum number of INEDs required under Rule 3.10(1) and 3.10A of the Listing Rules; (ii) the minimum number of members in the audit committee required under Rule 3.21 of the Listing Rules; and (iii) the requirement under Rule 13.92(2) of the Listing Rules which stipulates that the board of the issuer must have directors of different genders. Under Rules 3.11 and 3.23 of the Listing Rules, the Company is required to appoint sufficient number of INEDs and members of the audit committee within three months after failing to meet the requirements under Rules 3.10(1) and 3.21 of the Listing Rules. The Company will use its best endeavor to appoint suitable candidate to fill the vacancies in order to comply with the relevant requirements of the Listing Rules as soon as practicable. The Company expects to make further announcements as and when appropriate and in accordance with the Listing Rules

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 25, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Regarding Appointment of Directors; and Changes in Composition of the Board Committees; and Non-Compliance with the Listing Rules dated 25 March 2026

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